UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Thermon Group Holdings, Inc.
--------------------------------------------------------
(Name of Issuer)


Common Stock, $0.001 par value
--------------------------------------------------------
(Title of Class of Securities)


001-35159
--------------------------------------------------------
(CUSIP Number)


December 31, 2011
--------------------------------------------------------
(Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 001-35159

(1) Names of reporting persons

Crown Investment Series LLC - Series 4 (36-3908711)


(2) Check the appropriate box if a member of a group  (a) [ ]
(see instructions)                                    (b) [X]


(3) SEC use only


(4) Citizenship or place of organization

Delaware


Number of shares beneficially owned by each reporting person with:


(5) Sole voting power

 2,766,589**


(6) Shared voting power

     0


(7) Sole dispositive power

 2,766,589**


(8) Shared dispositive power

     0


(9) Aggregate amount beneficially owned by each reporting person

 2,766,589**


(10) Check if the aggregate amount in Row (9)       [ ]
     excludes certain shares (see instructions)


(11) Percent of class represented by amount in Row 9

 9.3%**


(12) Type of reporting person (see instructions)

 OO


______________________________________
**See Item 4.




CUSIP No. 001-35159

(1) Names of reporting persons

Longview Asset Management, LLC (36-4245844)


(2) Check the appropriate box if a member of a group  (a) [ ]
(see instructions)                                    (b) [X]


(3) SEC use only


(4) Citizenship or place of organization

Delaware


Number of shares beneficially owned by each reporting person with:


(5) Sole voting power

     0


(6) Shared voting power

 2,766,589**


(7) Sole dispositive power

     0


(8) Shared dispositive power

 2,766,589**


(9) Aggregate amount beneficially owned by each reporting person

 2,766,589**


(10) Check if the aggregate amount in Row (9)       [ ]
     excludes certain shares(see instructions)


(11) Percent of class represented by amount in Row 9

 9.3%**


(12) Type of reporting person (see instructions)

 OO


______________________________________
**See Item 4.




CUSIP No. 001-35159

(1) Names of reporting persons

Geoffrey F. Grossman, not individually but solely as Trustee of the Edward Memorial Trust


(2) Check the appropriate box if a member of a group  (a) [ ]
(see instructions)                                    (b) [X]


(3) SEC use only


(4) Citizenship or place of organization

United States


Number of shares beneficially owned by each reporting person with:


(5) Sole voting power

     0


(6) Shared voting power

 2,766,589**


(7) Sole dispositive power

     0


(8) Shared dispositive power

 2,766,589**


(9) Aggregate amount beneficially owned by each reporting person

 2,766,589**


(10) Check if the aggregate amount in Row (9)       [ ]
     excludes certain shares(see instructions)


(11) Percent of class represented by amount in Row 9

 9.3%**


(12) Type of reporting person (see instructions)

 IN


______________________________________
**See Item 4.





Item 1(a). Name of issuer:
-----------------------------------------------------------------------

Thermon Group Holdings, Inc., a Delaware corporation (the "Company")


Item 1(b). Address of issuer's principal executive offices:
-----------------------------------------------------------------------

100 Thermon Drive
San Marcos, Texas 78666




Item 2(a). Name of person filing:
----------------------------------------------------------------------
The persons filing this statement are Crown Investment Series
LLC - Series 4 ("CIS"), Longview Asset Management, LLC ("Longview") and Geoffrey F. Grossman ("Mr. Grossman"), not individually but solely as Trustee of the Edward Memorial Trust (the "Edward Memorial Trust") (collectively, the "Reporting Persons").


Item 2(b). Address or principal business office or, if none, residence:
-----------------------------------------------------------------------
The address of the business office of each of CIS and Longview is:

c/o Longview Asset Management, LLC
222 North LaSalle Street, Suite 2000
Chicago, Illinois 60601

The address of the business office of Mr. Grossman is:

c/o Seyfarth, Shaw LLP
131 South Dearborn Street, Suite 2400
Chicago, Illinois 60603


Item 2(c). Citizenship:
--------------------------------------------------------------------
 Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.


Item 2(d). Title of class of securities:
-------------------------------------------------------------------

Common Stock, $0.001 par value (the "Common Stock")








Item 2(e). CUSIP NUMBER:
001-35159


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the
            Investment Company Act of 1940;
[ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] Employee Benefit Plan or Endowment Fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);
[ ] Parent Holding Company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
[ ] Savings Association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;
[ ] Church plan that is excluded from the definition of an
            investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] Non-U.S. institution in accordance with
            Rule 13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership.

The information as of the filing date required by Item 4 is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ending December 31, 2011 indicates that there were 29,902,353 shares of Common Stock outstanding as of February 7, 2012. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 29,902,353 shares of Common Stock outstanding.

The Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")), in the aggregate, 2,766,589 shares of Common Stock ("Shares"). The information set forth in the cover pages hereto is hereby incorporated by reference in its entirety herein by reference thereto.

CIS has sole voting power and authority over 2,766,589 Shares. Longview is the manager of CIS, and holds voting power and investment powers over such Shares held by CIS. Under the terms of the Amended and Restated Limited Liability Company Agreement of Longview, dated July 1, 2003, Edward Memorial Trust, as Managing Member of Longview, has exclusive right, power and authority to manage and control the business and affairs of Longview. Each of Mr. Grossman, not individually but as Trustee of the Edward Memorial Trust, the Edward Memorial Trust and Longview disclaims beneficial ownership of the Shares held by CIS, except to the extent of a pecuniary interest therein.




Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company.

Not Applicable.


Item 8. Identification and Classification of Members of the Group.

Not Applicable.


Item 9. Notice of Dissolution of Group.

Not Applicable.



Item 10. Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of February 13, 2012, by and among Crown Investment Series LLC - Series 4, Longview Asset Management, LLC, and Geoffrey F. Grossman, not individually but as Trustee of the Edward Memorial Trust.









SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  February 13, 2012


                             CROWN INVESTMENT SERIES LLC - SERIES 4
                             By:  Longview Asset Management, LLC, Manager

                             By: /s/ James A. Star
                             -------------------------------------------
                             James A. Star, President


                             LONGVIEW ASSET MANAGEMENT, LLC

                             By: /s/ James A. Star
                             -------------------------------------------
                             James A. Star, President


                             EDWARD MEMORIAL TRUST

                             By: /s/ Geoffrey F. Grossman
                             -------------------------------------------
                             Geoffrey F. Grossman, Trustee







Exhibit 1

JOINT FILING AGREEMENT



This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value per share, of Thermon Group Holdings, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: February 13, 2012


                             CROWN INVESTMENT SERIES LLC - SERIES 4
                             By:  Longview Asset Management, LLC, Manager

                             By: /s/ James A. Star
                             -------------------------------------------
                             James A. Star, President


                             LONGVIEW ASSET MANAGEMENT, LLC

                             By: /s/ James A. Star
                             -------------------------------------------
                             James A. Star, President


                             EDWARD MEMORIAL TRUST

                             By: /s/ Geoffrey F. Grossman
                             -------------------------------------------
                             Geoffrey F. Grossman, Trustee